4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO PRESENT LATEST FINDINGS AT PRESTIGIOUS
EUROPEAN SCIENTIFIC MEETING

Oral Presentation to Profile Novel Dual Acting Anti-Thrombotic, MC-45308

WINNIPEG, Manitoba – (January 25, 2005). Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce that an abstract highlighting recent collaborative work with Dr. Jawed Fareed, PhD, Professor, Departments of Pathology and Pharmacology, Loyola University Chicago Stritch School of Medicine, Maywood, Ill. has been accepted for oral presentation at the 49th Meeting of the Society of Thrombosis and Haemostasis in Mannheim, Germany to be held during February 23-26, 2005. An oral presentation by Dr. Wasim Haque, PhD, Senior Director of Chemistry, will highlight the biochemical and pharmacological profile of MC-45308 as determined in studies recently conducted in the laboratory of Dr. Fareed.

“This data suggests that compounds which address dual targets are able to produce stronger antithrombotic actions relative to monotherapeutic agents, providing potential for better efficacy in management of thrombotic disorders”, stated Dr. Fareed. “We are very encouraged by the results to date and look forward to conducting further studies.”

Preclinical results have shown significant potential for Medicure's newest drug candidate, MC-45308, as well as certain related compounds, in preventing unwanted blood clots. The compound, which was discovered and developed by Medicure’s Drug Discovery Program under direction of Dr. Haque, has shown a unique property that demonstrates simultaneous anti-platelet and anticoagulant effects. The results to be presented support the potential for MC-45308 to become a major component of the management strategy for cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). The results disclosed will include important comparative data with known clinically approved anticoagulant therapeutics. MC-45308 is a single agent with dual-actions, a non-existent drug within the antithrombotic marketplace.

The combined U.S. market for anti-platelets and anti-coagulants is projected to grow rapidly from an estimated USD$3 billion in 2000 to USD$6.7 billion in 2008.

Antithrombotics are drugs that prevent blood factors (platelets and fibrin) from aggregating or clotting and subsequently blocking blood flow. These blockages cause thrombosis, or the formation of blood clots within an artery or vein, and represent the leading cause of various acute cardiovascular problems, including stroke, pulmonary embolism and heart attacks. Formation of the clot is driven by acceleration in the coagulation and platelet activation coupled with a reduced fibrinolyisis capability. In order to address this, at-risk patients increasingly receive anti-platelet and/or anticoagulant therapy.

Dr. Jawed Fareed is a world leader in the research and development of novel anticoagulant and antithrombotic drugs. He is recognized for his role in initiating the first clinical trials of low-molecular-weight heparin use in acute coronary syndromes. In addition, he has authored and coauthored more than 400 publications in this area and received numerous distinctions for his research excellence.

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs
- MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed
- Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure’s medicinal chemistry based Drug Discovery program is focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public
Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com